Exhibit 99.1

Westport Announces Second Agreement with General Motors for Advanced Engineering Development for Light-Duty Vehicles

VANCOUVER, June 27, 2012 /CNW/ - Westport Innovations Inc. (TSX: WPT) (NASDAQ: WPRT), the global leader in natural gas engines, today announced that it has entered into an additional agreement with General Motors (NYSE:GM/TSX:GMM) for a second advanced technology development program. Westport and GM are now developing two different combustion, controls and emissions approaches to natural gas engines, with the first cooperative technology project being announced in June 2011.

Both GM and Westport will continue to bring their extensive expertise to develop natural gas engine controls, emissions and performance strategies. This new program will optimize advanced natural gas technologies and applications for maximum CO2 reduction and fuel efficiency in light-duty vehicles.

"The expansion of our advanced natural gas technology collaboration with GM provides the potential for greater fuel efficiency and reduced greenhouse gas emissions for the industry and the consumer," said Ian Scott, President of Westport Light Duty. "Our continued growth in light-duty is an important part of Westport's overall commitment to innovative natural gas transportation solutions."

Westport continues to be recognized as an advanced gaseous fuels technology partner to global automotive manufacturers. To support OEM programs that will enable personal and commercial vehicles to run on natural gas, Westport Light Duty has recently established The Michigan Technical Center in Plymouth, and has opened an assembly centre in Louisville, Kentucky.

"We have an abundant, inexpensive, and domestic resource in the United States, and there is great potential for natural gas vehicles to realize better efficiency, environmental benefits, and cost savings," said John Lapetz, Vice President of Westport LD and Managing Director North American Vehicle Programs.

About Westport Innovations Inc.
Westport Innovations Inc. is a leading global supplier of proprietary solutions that allow engines to operate on clean-burning fuels such as compressed natural gas (CNG), liquefied natural gas (LNG), hydrogen, and renewable natural gas (RNG) fuels such as landfill gas and helps reduce greenhouse gas emissions (GHG). Westport technology offers advanced LNG fueling systems with direct injection natural gas engine technology for heavy-duty vehicles such as highway trucks and off-road applications such as mining and rail.  Westport's joint venture with Cummins Inc., Cummins Westport Inc. designs, engineers and markets spark-ignited natural gas engines for North American transportation applications such as trucks and buses.  Westport LD division is one of the global leaders for natural gas and liquefied petroleum gas (LPG) fuel in passenger cars, light-duty trucks and industrial applications such as forklifts. To learn more about our business, visit our website or subscribe to our RSS feed at www.westport.com, or follow us on Twitter @WestportDotCom.

Note: This document contains forward-looking statements about Westport's business, operations, technology development or the environment in which it operates, which are based on Westport's estimates, forecasts and projections. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict, or are beyond Westport's control. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made.

We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward- looking statements except as required by National Instrument 51-102.  The contents of any website, RSS feed or Twitter account referenced in this press release are not incorporated by reference herein.

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For further information:

Inquiries:
Darren Seed
Vice President, Investor Relations & Communications
Westport Innovations Inc.
Phone: 604-718-2046
Email: invest@westport.com

CO: Westport Innovations Inc.

CNW 08:00e 27-JUN-12